Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, November 22, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 15 to November 19, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15.11.2021	711,346	43.5461	30,976,360	XPAR
15.11.2021	237,882	43.5724	10,365,087	CEUX
15.11.2021	35,150	43.5341	1,530,223	TQEX
15.11.2021	48,892	43.5305	2,128,293	AQEU
16.11.2021	609,843	44.0724	26,877,221	XPAR
16.11.2021	144,266	44.0774	6,358,863	CEUX
16.11.2021	9,999	44.1582	441,537	TQEX
16.11.2021	30,000	44.0781	1,322,344	AQEU
17.11.2021	710,891	43.6702	31,044,734	XPAR
17.11.2021	145,000	43.6892	6,334,940	CEUX
17.11.2021	25,000	43.6378	1,090,946	TQEX
17.11.2021	35,000	43.6954	1,529,341	AQEU
18.11.2021	782,048	42.9743	33,607,964	XPAR
18.11.2021	219,458	42.9486	9,425,418	CEUX
18.11.2021	39,708	42.9749	1,706,448	TQEX
18.11.2021	71,671	42.9723	3,079,865	AQEU
19.11.2021	725,388	42.3633	30,729,850	XPAR
19.11.2021	191,000	42.3598	8,090,719	CEUX
19.11.2021	24,000	42.4647	1,019,154	TQEX
19.11.2021	50,935	42.4118	2,160,245	AQEU
Total	4,847,477	43.2843	209,819,550

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com